SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

China Auto Logistics Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

16936J 202

(CUSIP Number)

Bright Praise Enterprises Limited

No.72 Machang Rd., Heping District,

Tianjin, The People's Republic of China

Attention: Choi Chung Leung Robert

Tel: (86) 22-2576-2771

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16936J 202

1	NAMES OF REPORTING PERSONS Bright Praise Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,454,140
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,454,140
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,454,140
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON OO

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CUSIP NO. 16936J 202

1	NAMES OF REPORTING PERSONS Choi Chun Leung Robert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,454,140*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,454,140*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,454,140*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7%
14	TYPE OF REPORTING PERSON IN

*Through his position as the sole director and shareholder of Bright Praise Enterprises Limited, Mr. Choi Chun Leung Robert has the power to dispose or direct the disposition of the 2,454,140 shares of Common Stock held by Bright Praise Enterprises Limited. As a result, Mr. Choi Chun Leung Robert may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of the Common Stock of China Auto Logistics Inc.

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This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D/A filed on November 14, 2011 and the Schedule 13D filed on November 10, 2008 (the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 is hereby deleted and restated as follows:

This Schedule 13D relates to the common stock, par value $0.001 (“Common Stock”) of China Auto Logistics Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Floor 1 FTZ International Auto Mall, 86 Tianbao Avenue, Free Trade Zone, Tianjin Province, the People’s Republic of China.

Item 2. Identity and Background.

Item 2 is hereby deleted and restated as follows:

(a) This Schedule 13D is being filed by Bright Praise Enterprises Limited (“Bright Praise”) and Mr. Choi Chun Leung Robert. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

(b)-(c) Bright Praise is a British Virgin Islands corporation. Bright Praise is an offshore entity and does not currently have any operations. The address of Bright Praise’s principal office and principal place of business is No.72 Machang Rd., Heping District, Tianjin, The People's Republic of China.

Mr. Choi Chun Leung Robert is a natural person and his principal occupation is the sole director of Bright Praise. The address of his principal office and principal place of business is Room 4, 25/F, Block E, Garden Vista, No. 15-17 On King Street, Shatin, New Territories, Hong Kong. Mr. Choi Chun Leung Robert is the sole director and shareholder of Bright Praise, and in such position, he has the sole power to dispose of or direct the disposition of the shares of Common Stock held by Bright Praise.

(d)-(e) During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Choi Chun Leung Robert is a citizen of Hong Kong.

Item 3.

Item 3 is hereby supplemented as follows:

The Issuer, through its wholly owned subsidiary Ever Auspicious International Limited, a Hong Kong company (“HKCo”), has received several non-interest bearing loans throughout the Issuer’s existence (totaling approximately $4 million as of September 4, 2017) from Ms. Cheng Weihong, a director and the Senior Vice President of the Issuer, Chairwoman of Tianjin Seashore New District Shisheng Business Trading Group Co. Ltd., and wife of Mr. Tong Shiping, the Chief Executive Officer and President of the Issuer. Ms. Cheng Weihong transferred the non-interest bearing loans to Bright Praise. On September 23, 2017, Bright Praise and the Issuer entered into a Debt Exchange Agreement (the “Debt Exchange Agreement”) to exchange $1,700,660 of the debt of HKCo for Common Stock.

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Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The Purpose of Bright Praise entering into the Debt Exchange Agreement was to convert the Issuer’s debts held by Bright Praise into equity. None of the Reporting Persons has any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest In Securities Of The Issuer.

Item 5 is hereby supplemented as follows:

(c)	On September 23, 2017, the Issuer entered into the Debt Exchange Agreement, pursuant to which the Issuer agreed to issue 806,000 shares of Common Stock, par value $0.001 (the “Shares”) on September 26, 2017 to Bright Praise in exchange for a receivable of $1,700,660 due from HKCo. The purchase price for each Share was $2.11.

Part (d) of Item 5 is hereby deleted and restated as follows:

(d)	Ms. Cheng Weihong, an officer of the Issuer, and her husband, Mr. Tong Shiping, the Chief Executive Officer of the Issuer, have the right to receive the proceeds from any sale of the 2,454,140 shares of Common Stock held by Bright Praise.

Item 7. Material to be Filed As Exhibits.

Item 7 is hereby supplemented with the following:

Exhibit 4 Joint Filing Agreement, dated September 26, 2017

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: September 26, 2017

BRIGHT PRAISE ENTERPRISES LIMITED

By:	/s/ Robert Choi
Name: Choi Chun Leung Robert
Title: Director

CHOI CHUN LEUNG ROBERT

/s/ Robert Choi

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Exhibit 4

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of China Auto Logistics Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 26th day of September, 2017.

Dated: September 26, 2017

BRIGHT PRAISE ENTERPRISES LIMITED

By:	/s/ Robert Choi
Name: Choi Chun Leung Robert
Title: Director

CHOI CHUN LEUNG ROBERT

/s/ Robert Choi